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                 April 19, 2023

       Scott L. Mathis
       President and Chief Executive Officer
       Gaucho Group Holdings, Inc.
       595 Madison Avenue, 28th Floor
       New York, NY 10022

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 18,
2023
                                                            File No. 333-271305

       Dear Scott L. Mathis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Victoria B. Bantz, Esq.